Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com
FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Novartis delivered solid third quarter with Growth Products1 offsetting Gleevec patent expiration; several positive readouts for potential blockbusters
•	Q3 net sales (-1% cc2 and USD) broadly in line with prior year due to strong performance of Growth Products
o	Gilenya (USD 790 million, +15% cc) continued double-digit growth
o	Cosentyx (USD 301 million) on track for blockbuster status in first full year after approval
o	Oncology growth drivers including Tafinlar + Mekinist (USD 172 million, +29% cc), Promacta/Revolade (USD 168 million, +44% cc) and Jakavi (USD 149 million, +47% cc)
o	Sandoz Biopharmaceuticals[1] (USD 262 million, +41% cc) delivered strong growth
•	Q3 core[2] operating income down 3% (cc and USD), reflecting generic erosion and growth investments, partially offset by productivity initiatives
o	Core M&S up 0.8 percentage points (cc) to 24.3% of sales, supporting new launches and Alcon
o	Core operating income margin declined 0.6 percentage points (cc)
o	Core EPS was USD 1.23 (-3% cc)
o	Free cash flow[2] was USD 2.6 billion (-7% USD) in Q3; USD 6.5 billion (+3% USD) in 9M
•	Q3 net income up 7% (cc and USD) from higher operating income and income from associated companies
•	Strong pipeline progress with key data readouts, filings and regulatory decisions in Q3
o	LEE011 plus letrozole demonstrated superior PFS as first-line treatment of HR+/HER2- advanced breast cancer vs. letrozole alone; granted FDA Breakthrough Therapy designation
o	BAF312 in SPMS[3] met primary endpoint, significantly reducing risk of disability progression
o	AMG 334 met primary endpoint in first Phase III episodic migraine study
o	Ilaris received three new FDA approvals for Periodic Fever Syndromes
o	Sandoz biosimilar etanercept, Erelzi, received FDA approval
•	Entresto (USD 53 million in Q3) grew steadily; FY sales guidance of ~USD 0.2 billion confirmed
•	Continuing to invest in Alcon growth plan
o	Contact lenses delivered another quarter of growth; Dailies Total1 Multifocal launches in US and EU expected to continue growth trajectory
o	Innovation continued to accelerate in Surgical with FDA approvals for CyPass, UltraSert Toric IOL
•	2016 Outlook confirmed
o	Net sales expected to be broadly in line with prior year (cc)
o	Core operating income expected to be broadly in line or decline low single digit (cc)

Key figures[2]	Continuing operations[4]
	Q3 2016	Q3 2015	% change		9M 2016	9M 2015	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 126	12 265	-1	-1	36 196	36 894	-2	0
Operating income	2 269	2 234	2	1	6 813	7 300	-7	-3
Net income	1 945	1 812	7	7	5 762	5 974	-4	1
EPS (USD)	0.81	0.75	8	8	2.42	2.48	-2	2
Free cash flow	2 591	2 788	-7		6 479	6 317	3
Core
Operating income	3 381	3 489	-3	-3	9 974	10 733	-7	-4
Net income	2 938	3 061	-4	-4	8 656	9 334	-7	-4
EPS (USD)	1.23	1.27	-3	-3	3.63	3.87	-6	-3

1 Growth Products are defined on page 2. Biopharmaceuticals are defined on page 3.
2 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 46 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
3 SPMS = secondary progressive multiple sclerosis.
4 Refers to continuing operations, defined on page 38 of the Condensed Interim Financial Report.

Basel, October 25, 2016 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:
“Novartis delivered a solid Q3 despite the Gleevec generic impact in the US, due to the strong performance of our Growth Products. We continued to drive innovation, with positive pipeline readouts for LEE011 in advanced breast cancer, BAF312 in SPMS and AMG 334 in episodic migraine. We are continuing to invest for the future, as we manage the Gleevec loss of exclusivity in 2016 and 2017.”

GROUP REVIEW

Novartis laid out five priorities for 2016: deliver strong financial results; strengthen innovation; improve Alcon performance; capture cross-divisional synergies; and build a higher-performing organization. We made progress in each of these areas in the third quarter.

Financial results

On January 27, 2016, Novartis announced plans to further focus its divisions, integrating businesses that share therapeutic areas to better leverage our development and marketing capabilities. These plans included a new divisional structure. In compliance with International Financial Reporting Standards (IFRS), Novartis updated its segment financials to reflect the new structure, both for the current and prior year, to aid comparability of year-on-year results. As a result, all comparisons of divisional results from 2016 to 2015 reflect the new structure.

In addition, as a result of the portfolio transformation transactions completed in 2015, Novartis reported the Group’s financial results in 2015 as “continuing operations” and “discontinued operations.” All comparisons from 2016 to 2015 are versus continuing operations, unless otherwise noted. See page 38 of the Condensed Interim Financial Report for a full explanation.

Third quarter

Continuing operations

Net sales were USD 12.1 billion (-1%, -1% cc) in the third quarter, as volume growth of 5 percentage points was more than offset by the negative impact of generic competition (-4 percentage points) and pricing (-2 percentage points). Growth Products1 contributed USD 4.3 billion or 36% of net sales, up 20% (USD) over the prior-year quarter.

Operating income was USD 2.3 billion (+2%, +1% cc). Core adjustments amounted to USD 1.1 billion (2015: USD 1.3 billion), broadly in line with the prior-year quarter.

Core operating income was USD 3.4 billion (-3%, -3% cc). Core operating income margin in constant currencies decreased 0.6 percentage points, mainly due to investments behind new launches and the Alcon growth plan, partially offset by productivity improvements. Currency had a positive impact of 0.1 percentage points, resulting in a net decrease of 0.5 percentage points in US dollar terms to 27.9% of net sales.

Net income was USD 1.9 billion (+7%, +7% cc), up more than operating income mainly due to higher income from associated companies.

EPS was USD 0.81 (+8%, +8% cc), up more than net income due to a reduction in the number of shares outstanding.

Core net income was USD 2.9 billion (-4%, -4% cc), broadly in line with core operating income.

Core EPS was USD 1.23 (-3%, -3% cc), down less than core net income due to a reduction in the number of shares outstanding.

1 "Growth Products" are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2011 or later, or products with exclusivity in key markets until at least 2020 (except Sandoz, which includes only products launched in the last 24 months). They include the acquisition effect of the GSK oncology assets.

Free cash flow was USD 2.6 billion (-7% USD), a decrease of USD 0.2 billion compared to the prior-year quarter. The decrease was driven by higher net investments in intangible assets, mainly due to the ofatumumab milestone payment, which more than offset an increase in cash flows from operating activities.

Innovative Medicines (formerly named the Pharmaceuticals Division) net sales were USD 8.2 billion (-1%, -1% cc) in the third quarter. Volume contributed 5 percentage points to sales growth. Generic competition had a negative impact of 5 percentage points and pricing had a negative impact of 1 percentage point, both largely due to Gleevec/Glivec genericization in the US. Growth Products grew 21% (cc) to USD 3.8 billion, or 46% of division net sales.

Operating income was USD 2.0 billion (+8%, +9% cc). Core operating income was USD 2.7 billion (-2%, -1% cc). Core operating income margin in constant currencies was flat; currency had a negative impact of 0.3 percentage points, resulting in a net decrease of 0.3 percentage points to 32.7% of net sales.

Sandoz net sales were USD 2.5 billion (-1%, -1% cc) in the third quarter, as volume growth of 5 percentage points was offset by 6 percentage points of price erosion. Performance was impacted by significantly lower launch activity in the US compared to a strong prior-year quarter. Global sales of Biopharmaceuticals1 grew 41% (cc) to USD 262 million. Anti-Infectives franchise sales (partner label and finished dosage form sales) were USD 339 million (-2% cc), reflecting discontinuation of low-margin products.

Operating income was USD 354 million (-9%, -9% cc). Core operating income was USD 530 million (0%, +1% cc). Core operating income margin in constant currencies increased by 0.2 percentage points; currency had a positive impact of 0.1 percentage points, resulting in a net increase to 21.1% of net sales.

Alcon net sales were USD 1.4 billion (-2%, -3% cc) in the third quarter. Surgical sales (-4% cc) were down, impacted by lower IOL sales, mainly due to competitive pressures, and a continued decline in cataract equipment, primarily LenSx, which has reached high penetration in its market segment. The strong installed cataract equipment base continued to generate good growth of consumables (+4% cc). Vision Care sales (0% cc) were flat, as contact lenses delivered another quarter of growth, benefitting from the continued strong performance of Dailies Total1, offsetting a slight decline in contact lens care. Launches of Dailies Total1 Multifocal in the US and EU are expected to continue the growth trajectory in contact lenses.

Operating loss was USD 50 million, compared to an income of USD 57 million in the prior-year quarter. Core operating income was USD 206 million (-32%, -35% cc), primarily impacted by declining sales and increased investments in M&S behind the growth plan. Core operating income margin in constant currencies decreased by 6.8 percentage points; currency had a positive impact of 0.5 percentage points, resulting in a net decrease of 6.3 percentage points to 14.3% of net sales.

Total Group

For the total Group, net income amounted to USD 1.9 billion, broadly in line with the prior-year quarter, and basic earnings per share was USD 0.81.

Total Group free cash flow amounted to USD 2.6 billion, compared to USD 2.8 billion in the prior-year quarter.

Nine months

Continuing operations

Net sales were USD 36.2 billion (-2%, 0% cc) in the first nine months. Growth Products contributed USD 12.5 billion or 35% of net sales, up 21% (USD) over the prior-year period.

Operating income was USD 6.8 billion (-7%, -3% cc). Core adjustments amounted to USD 3.2 billion (2015: USD 3.4 billion), broadly in line with the prior-year period.

1 Biopharmaceuticals include biosimilars, biopharmaceutical contract manufacturing and Glatopa.

Core operating income was USD 10.0 billion (-7%, -4% cc). Core operating income margin in constant currencies decreased 1.2 percentage points, mainly due to the loss of exclusivity on Gleevec, investments behind new launches and the Alcon growth plan. Currency had a negative impact of 0.3 percentage points, resulting in a net decrease of 1.5 percentage points to 27.6% of net sales.

Net income was USD 5.8 billion (-4%, +1% cc), with the increase relative to the operating income decline due to higher income from associated companies.

EPS was USD 2.42 (-2%, +2% cc), up more than net income due to a reduction in the number of shares outstanding.

Core net income was USD 8.7 billion (-7%, -4% cc), in line with core operating income.

Core EPS was USD 3.63 (-6%, -3% cc), down less than core net income due to a reduction in the number of shares outstanding.

Free cash flow was USD 6.5 billion (+3% USD), an increase of USD 0.2 billion compared to the prior-year period. The increase was driven by lower net investments in property, plant, equipment and intangible assets, partially offset by lower cash flows from operating activities.

Innovative Medicines net sales were USD 24.3 billion (-2%, 0% cc) in the first nine months, as volume growth (+6 percentage points) was fully offset by the impact of generic competition (-6 percentage points). Pricing impact was negligible.

Operating income was USD 6.1 billion (-4%, 0% cc). Core operating income was USD 7.9 billion (-6%, -2% cc). Core operating income margin in constant currencies decreased by 0.7 percentage points, mainly due to launch investments for Entresto and Cosentyx, partially offset by productivity improvements; currency had a negative impact of 0.6 percentage points, resulting in a net decrease of 1.3 percentage points to 32.7% of net sales.

Sandoz net sales were USD 7.5 billion (0%, +2% cc) in the first nine months, as volume growth of 8 percentage points more than offset 6 percentage points of price erosion. Global sales of Biopharmaceuticals grew 32% (cc) to USD 724 million, benefitting from the performance of prior-year launches in the US (Glatopa in June 2015 and Zarxio in September 2015). Anti-Infectives franchise sales were USD 1.0 billion (-2% cc), reflecting discontinued low-margin products and the weak flu season in the first quarter.

Operating income was USD 1.1 billion (+7%, +12% cc). Core operating income was USD 1.5 billion (0%, +4% cc). Core operating income margin in constant currencies increased by 0.3 percentage points; currency had a negative impact of 0.3 percentage points, resulting in flat 20.6% of net sales.

Alcon net sales were USD 4.4 billion (-4%, -2% cc) in the first nine months. Surgical sales (-3% cc) reflected weaker performance of IOLs, mainly due to competitive pressures, and the slowdown of equipment sales, primarily LenSx in Cataract and Wavelight in Refractive, partially offset by continued solid growth of cataract consumables (+4% cc). Vision Care sales (-1% cc) were impacted by competitive pressures in the US, partially offset by continued strong global growth of Dailies Total1.

Operating loss was USD 12 million, compared to an income of USD 252 million in the prior-year period. Core operating income was USD 687 million (-29%, -25% cc), primarily impacted by increased investments in M&S and R&D behind the growth plan and the impact of the decline in sales. Core operating income margin in constant currencies decreased by 5.1 percentage points; currency had a negative impact of 0.6 percentage points, resulting in a net decrease of 5.7 percentage points to 15.7% of net sales.

Total Group

For the total Group, net income amounted to USD 5.8 billion compared to USD 16.7 billion in the prior-year period, and basic earnings per share decreased to USD 2.42 from USD 6.94. The prior-year period benefitted from the net income from discontinued operations, which included USD 12.8 billion of exceptional pre-tax divestment gains from the portfolio transformation transactions and USD 0.5 billion of additional pre-tax transaction related expenses.

Total Group free cash flow amounted to USD 6.5 billion, compared to USD 6.0 billion in the first nine months of 2015.

Key growth drivers

Underpinning our financial results in the third quarter is a continued focus on key growth drivers, including Gilenya, Tasigna, Cosentyx, Tafinlar + Mekinist, Jakavi, Promacta/Revolade and Entresto, as well as Biopharmaceuticals and Emerging Growth Markets.

Growth Products

•
Growth Products, an indicator of the ongoing rejuvenation of our portfolio, contributed 36% of Group net sales in the third quarter, and were up 20% (USD). In Innovative Medicines, Growth Products contributed 46% of division net sales in the quarter, and sales for these products were up 21% (cc).

•	Gilenya (USD 790 million, +15% cc), a once-daily oral medicine for relapsing forms of multiple sclerosis, continued to grow double-digit, mainly due to volume growth.

•	Tasigna (USD 441 million, +8% cc) showed solid growth in the quarter, despite the entry of multiple generic versions of Gleevec in the US.

•
Cosentyx (USD 301 million) continued its strong launch trajectory in the third quarter. Across its three approved indications, Cosentyx has been used to treat more than 50,000 patients in a post-marketing setting to date.

•
Tafinlar + Mekinist (USD 172 million, +29% cc) continued to show strong growth, particularly in Europe, as the first approved combination therapy for patients with BRAF V600 mutation-positive unresectable or metastatic melanoma.

•
Promacta/Revolade (USD 168 million, +44% cc) grew at a strong double-digit rate, driven by continued worldwide uptake as well as growth of the thrombopoietin class for chronic immune (idiopathic) thrombocytopenic purpura.

•	Jakavi (USD 149 million, +47% cc) growth was driven by patient gains in the myelofibrosis indication globally and the launch of the polycythemia vera indication in key markets.

•
Entresto (USD 53 million) continued to grow steadily with approvals in 64 countries to date and continued progress with reimbursement around the world. In the US, expansion of the primary care field force is underway, and in Europe, uptake continues to be faster. Entresto sales are expected to be approximately USD 0.2 billion for full year 2016.

•	Sandoz Biopharmaceuticals (USD 262 million, +41% cc), including Glatopa and Zarxio, delivered strong growth.

Emerging Growth Markets

•
Net sales in Emerging Growth Markets – which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand – grew 6% (cc) in the third quarter, led by China (+6% cc), Russia (+9% cc) and India (+10% cc).

Strengthen innovation

The third quarter saw pipeline progress with positive regulatory decisions and significant clinical trial data released. Key developments are included below.

New approvals and regulatory opinions

•	The FDA granted three simultaneous approvals for the expanded use of Ilaris (canakinumab) to treat three rare and distinct types of Periodic Fever Syndromes.

•
In October, the CHMP recommended approval for Lucentis (ranibizumab) to treat patients with visual impairment due to choroidal neovascularization (CNV) associated with causes other than neovascular age-related macular degeneration or myopic CNV.

•	The FDA approved Sandoz biosimilar etanercept, Erelzi (etanercept-szzs), for all indications included in the reference product label.

•	Alcon achieved FDA approval for CyPass Micro-Stent, a minimally invasive surgical device to treat mild to moderate glaucoma in cataract patients.

•	Alcon’s AcrySof IQ Toric IOL with UltraSert, a pre-loaded, astigmatism-correcting IOL for cataract surgery, was approved in the US.

Regulatory submissions and filings

•
The FDA granted Breakthrough Therapy designation to LEE011 (ribociclib) in combination with letrozole as first-line treatment for women with postmenopausal HR+/HER2- advanced or metastatic breast cancer, based on positive results of the Phase III MONALEESA-2 trial.

•
Tafinlar + Mekinist (dabrafenib + trametinib) combination therapy was filed with the EMA and Swissmedic for the treatment of patients with BRAF V600E mutation-positive non-small cell lung cancer (NSCLC). The combination has also been submitted to the FDA for the same indication.

•
PKC412 (midostaurin) was filed with the EMA and Swissmedic for the treatment of newly diagnosed FLT3 mutation-positive acute myeloid leukemia and advanced systemic mastocytosis. A rolling submission in the US is ongoing.

Results from important clinical trials and other highlights

•
Results from the pivotal Phase III MONALEESA-2 study showed LEE011 plus letrozole significantly extended progression-free survival (PFS) compared to a standard of care, letrozole, as a first-line treatment in post-menopausal women with HR+/HER2- advanced breast cancer. LEE011 plus letrozole reduced the risk of disease progression or death by 44% over letrozole alone, significantly extending PFS across all patient subgroups.

•
The Phase III EXPAND study of BAF312 (siponimod) in SPMS met its primary endpoint and reduced the risk of three-month confirmed disability progression by 21% and six-month confirmed disability progression by 26% compared with placebo. A consistent reduction in the risk of confirmed disability progression was seen across subgroups, including patients without relapses.

•
The Phase III ARISE study of the fully human monoclonal antibody AMG 334 (erenumab) in episodic migraine prevention met its primary endpoint of a statistically significant reduction in the number of monthly migraine days versus placebo. AMG 334 is being co-developed by Novartis and Amgen. Novartis has commercial rights to AMG 334 outside of the US, Canada and Japan.

•
Follow-up data from the Phase III SCULPTURE study showed that Cosentyx (secukinumab) delivers high and long-lasting skin clearance in patients with moderate-to-severe plaque psoriasis out to four years of treatment.

•
The Journal of the American Academy of Dermatology published results from the head-to-head CLEAR study demonstrating that Cosentyx is superior to Stelara® (ustekinumab) in delivering long-lasting clear or almost clear skin over one year of treatment in adults with moderate-to-severe psoriasis.

•
Post-hoc analyses of data from the PARADIGM-HF study showed that among patients who had been hospitalized for HF, those on Entresto (sacubitril/valsartan) reported higher relative health-related quality of life scores compared to those taking ACE inhibitor enalapril.

•
Follow-up data from a Phase III study of the combination of Tafinlar + Mekinist in patients with BRAF V600E/K mutation-positive advanced melanoma demonstrated an overall survival benefit at three years.

•
The Phase III ASCEND-4 study of Zykadia (ceritinib) in previously untreated adult patients with ALK+ NSCLC met its primary endpoint, demonstrating clinically significant improvement in progression free survival (PFS) compared to standard chemotherapy, including maintenance.

•
The results of a Phase II trial of QAW039 (fevipiprant), published in Lancet Respiratory Medicine, showed fevipiprant significantly decreases sputum eosinophils compared to placebo in patients with severe asthma.

•
Additional analyses of the FLAME trial data showed that, relative to Seretide®, Ultibro Breezhaler (indacaterol/glycopyrronium) reduced the rate of all COPD exacerbations across different patient sub-groups, lowered patients' need for rescue medication, and demonstrated an improved benefit-risk profile with less evidence of systemic effects.

•
Top-line results for confirmatory Phase III study for Sandoz biosimilar infliximab demonstrated equivalent efficacy to reference product Remicade®, as measured by the American College of Rheumatology 20 (ACR20) response at Week 14. Sandoz acquired EEA-wide rights from Pfizer in Q1 2016.

Improve Alcon performance

Alcon increased investments in the third quarter to accelerate innovation and sales, strengthen customer relationships and improve basic operations.

The division made significant progress in innovation, with FDA approvals for the CyPass Micro-Stent and UltraSert Toric IOL, the launch of NGENUITY 3D visualization system for vitreoretinal surgery, and US and EU launches of Dailies Total1 Multifocal contact lenses.

In Vision Care, Alcon continued to invest in DTC behind key brands. Contact lenses delivered another quarter of growth, benefitting from the continued strong performance of Dailies Total1.

In Surgical, Alcon continued to invest behind the new IOL launches in Europe (UltraSert pre-loaded and PanOptix trifocal), while the strong installed cataract equipment base continued to generate good growth in cataract consumables.

The division also continued to strengthen its foundation to better serve customers by expanding its field service organization, improving its supply chain, and investing in new commercial capabilities and systems.

Capture cross-divisional synergies

We continued to advance our productivity programs in the third quarter, helping to support margins for the Group.

•
Novartis Business Services (NBS) continued to execute on its priorities of driving efficiency, standardization and simplification across the Group. NBS cost under management remained stable versus prior year, as it continued the selective offshoring of services to five Global Service Centers. NBS is also driving efficiencies through the consolidation of IT suppliers and contracts, in addition to consolidating facilities services from more than 100 to 3 suppliers globally.

•	In Procurement, we generated approximately USD 0.5 billion in savings by leveraging our scale.

•
In the centralized Technical Operations organization, which has been operational since July 1, transformation planning is progressing for each manufacturing technology platform. Organizing by technology platform is expected to enhance our ability to optimize capacity planning and lower costs through simplification, standardization and external spend optimization across the network. Technical Operations[1] represents approximately 28,000 employees and 67 manufacturing sites.

•
The Global Drug Development (GDD) organization, which has been operational since July 1, completed a review of our entire portfolio of medicines, which has enabled allocation of drug development resources based on the promise of each asset for the entire Novartis Group versus a single business unit. Additionally, GDD has completed the integration of the vast majority of its global functions, which is expected to help strengthen capabilities, enable more efficient utilization of functional resources and optimize external spend. The organization is on track to complete integration of the remaining global functions by the end of 2016. GDD represents approximately 10,000 employees worldwide.

In total, our productivity initiatives generated gross savings of approximately USD 0.6 billion in the third quarter.

Build a higher-performing organization

Novartis continues to proactively drive compliance, reliable product quality and sustainable efficiency as part of the quality strategy. A total of 127 global health authority inspections were completed in the first nine months (53 in Q3), 17 of which were conducted by the FDA (4 in Q3). All but three were deemed good or acceptable. The three not deemed good or acceptable were as follows: The inspection of the UK country organization by the UK Medicines & Healthcare Products Regulatory Agency (MHRA), reported in the first quarter of 2016, resulted in an unsatisfactory outcome as a result of issues relating to the accessibility of clinical trial data, which is being addressed through an existing project. A Sandoz site in Warsaw (Poland) was not immediately granted a GMP certificate by the Russian Health Authorities due to a registration discrepancy for one product, which is currently being addressed. Resubmission is in progress, and a GMP certificate is expected in due course. The outcome of an EMA inspection of a Sandoz site in Holzkirchen (Germany) is pending.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns will remain a priority. Our target credit rating is double-A.

During the first nine months of 2016, 12.8 million treasury shares were delivered as a result of options exercised and share deliveries related to equity-based participation plans of associates. To partially offset the dilutive impact of such transactions, 11.2 million Novartis shares were repurchased on the SIX Swiss Exchange second trading line and from employees. Novartis aims to further offset the dilutive impact from equity-based participation plans of associates that occurred in the first nine months over the remainder of the year through additional share repurchases.

Also, during the third quarter of 2016, Novartis issued two euro denominated bonds for a total amount of USD 2.0 billion. A euro denominated bond issued in 2009 for a total amount of USD 1.7 billion was repaid in the second quarter at maturity.

As of September 30, 2016, net debt increased by USD 2.3 billion to USD 18.8 billion, compared to USD 16.5 billion at December 31, 2015. The net debt increase was mainly driven by the USD 6.5 billion annual dividend payment, acquisition and divestment related payments and share repurchases, partly offset by USD 6.5 billion free cash flow generation in the first nine months of 2016.

The long-term credit rating for the company continues to be double-A (Moody’s Aa3; Standard & Poor’s AA-; Fitch AA).

1 Excluding Alcon, which has additional sites (16) and employees (13,000)

2016 Outlook

Barring unforeseen events

Group net sales are expected to be broadly in line with the prior year (cc), with Growth Products offsetting the impact of generic competition.

Core operating income is expected to be broadly in line with the prior year, or decline low-single digit (cc).

These comparisons are versus 2015 continuing operations.

If early October exchange rates prevail for the remainder of 2016, the currency impact for the year would be negative 1 percentage point on sales and negative 3 percentage points on core operating income.

Summary Financial Performance

Continuing operations[1]	Q3 2016	Q3 2015	% change		9M 2016	9M 2015	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 126	12 265	-1	-1	36 196	36 894	-2	0
Operating income	2 269	2 234	2	1	6 813	7 300	-7	-3
As a % of sales	18.7	18.2			18.8	19.8
Core operating income	3 381	3 489	-3	-3	9 974	10 733	-7	-4
As a % of sales	27.9	28.4			27.6	29.1
Net income	1 945	1 812	7	7	5 762	5 974	-4	1
EPS (USD)	0.81	0.75	8	8	2.42	2.48	-2	2
Free cash flow	2 591	2 788	-7		6 479	6 317	3

Innovative Medicines	Q3 2016	Q3 2015	[2]	% change		9M 2016	9M 2015	[2]	% change
	USD m	USD m		USD	cc	USD m	USD m		USD	cc
Net sales	8 173	8 254		-1	-1	24 289	24 847		-2	0
Operating income	2 020	1 872		8	9	6 066	6 316		-4	0
As a % of sales	24.7	22.7				25.0	25.4
Core operating income	2 676	2 724		-2	-1	7 947	8 451		-6	-2
As a % of sales	32.7	33.0				32.7	34.0

Sandoz	Q3 2016	Q3 2015	[2]	% change		9M 2016	9M 2015	[2]	% change
	USD m	USD m		USD	cc	USD m	USD m		USD	cc
Net sales	2 517	2 542		-1	-1	7 539	7 516		0	2
Operating income	354	388		-9	-9	1 080	1 009		7	12
As a % of sales	14.1	15.3				14.3	13.4
Core operating income	530	528		0	1	1 550	1 548		0	4
As a % of sales	21.1	20.8				20.6	20.6

Alcon	Q3 2016	Q3 2015	[2]	% change		9M 2016	9M 2015	[2]	% change
	USD m	USD m		USD	cc	USD m	USD m		USD	cc
Net sales	1 436	1 469		-2	-3	4 368	4 531		-4	-2
Operating loss/income	-50	57		nm	nm	-12	252		nm	nm
As a % of sales	-3.5	3.9				-0.3	5.6
Core operating income	206	302		-32	-35	687	971		-29	-25
As a % of sales	14.3	20.6				15.7	21.4

Corporate	Q3 2016	Q3 2015	% change		9M 2016	9M 2015	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Operating loss	-55	-83	34	9	-321	-277	-16	-34
Core operating loss	-31	-65	52	26	-210	-237	11	-8

Discontinued operations	Q3 2016	Q3 2015	% change		9M 2016	9M 2015	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales		14				601
Operating loss/income		45				12 571
As a % of sales		nm				nm
Core operating loss		- 49				- 223
As a % of sales		nm				nm

Total Group[3]	Q3 2016	Q3 2015	% change		9M 2016	9M 2015	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net income	1 945	1 895	3	3	5 762	16 738	-66	-64
EPS (USD)	0.81	0.79	3	4	2.42	6.94	-65	-64
Free cash flow	2 591	2 788	-7		6 479	6 027	7
nm= not meaningful

1 Continuing operations include the businesses of Innovative Medicines (formerly named the Pharmaceuticals Division), Alcon, Sandoz and Corporate activities, and starting on March 2, 2015, the results from the new oncology assets acquired from GSK and the 36.5% interest in the GSK Consumer Healthcare Holdings Ltd. (the latter reported as part of income from associated companies). See page 38 of the Condensed Interim Financial Report for full explanation.
2 In compliance with IFRS, Novartis updated its segment financials to reflect the new divisional structure announced on January 27, 2016, to aid comparability of year-on-year results.
3 Total Group net income and EPS include in the prior year the impact of the exceptional divestment gains and the operating results of the discontinued operations. Total Group free cash flow comprises the free cash flow from continuing operations and discontinued operations.

A condensed interim financial report with the information listed in the index below can be found on our website at http://hugin.info/134323/R/2051043/767329.pdf.

Novartis Q3 and 9M 2016 Condensed Interim Financial Report – Supplementary Data

Disclaimer
This press release contains forward-looking statements that can be identified by words such as “growth products,” “potential,” “on track,” “growth investments,” “launches,” “pipeline,” “Breakthrough Therapy,” “guidance,” “continuing,” “growth plan,” “progress,” “growth drivers,” “expected,” “innovation,” “outlook,” “invest for the future,” “priorities,” “plans,” “focus,” “launch,” “ongoing,” “accelerate,” “planning,” “progressing,” “promise,” “continues,” “drive,” “strategy,” “being addressed,” “in progress,” “pending,” “will,” “priority,” “target,” “aims,” “long-term,” “would,” “recommendation,” “planned,” “submitted,” “launched,” “Priority Review,” “investigating,” “growing,” “later this year,” “initiatives,” “contingent,” “underway,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit ratings; or regarding any potential financial or other impact on Novartis or any of our divisions of the strategic actions announced in January 2016 to focus our divisions, integrate certain functions and leverage our scale; or regarding any potential financial or other impact on Novartis from the creation of the Pharmaceuticals business unit and Oncology business unit to form the Innovative Medicines Division; or regarding any potential financial or other impact on Novartis as a result of the creation and operation of NBS, our centralized Technical Operations organization, or GDD; or regarding the potential financial or other impact on Novartis of the transactions with GSK, Lilly or CSL; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the creation of the Pharmaceuticals business unit and Oncology business unit to form the Innovative Medicines Division, the strategic actions announced in January 2016, the creation and operation of NBS, our centralized Technical Operations organization, or GDD, or the transactions with GSK, Lilly and CSL. Nor can there be any guarantee that Novartis or any of the businesses involved in the transactions will achieve any particular financial results in the future. Neither can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Nor can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating. In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; the potential that the strategic benefits, synergies or opportunities expected from the creation of the Pharmaceuticals business unit and Oncology business unit to form the Innovative Medicines Division, the strategic actions announced in January 2016, the creation and operation of NBS, our centralized Technical Operations organization, and GDD, or the transactions with GSK, Lilly and CSL may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and continues this year; unexpected safety, quality or manufacturing issues; global trends toward health care cost containment, including ongoing pricing pressures, in particular from increased publicity on pharmaceuticals pricing; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes, and government investigations generally; general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries; uncertainties regarding future global exchange rates, including the continued increases in value of the US dollar, our reporting currency, against a number of currencies; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; uncertainties regarding potential significant breaches of data security or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies. Seretide® is a registered trademark of GlaxoSmithKline Ltd. Enbrel® is a registered trademark of Amgen Inc. Jakafi® is a registered trademark of Incyte Corporation. Stelara® and Remicade® are registered trademarks of Janssen Biotech, Inc.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care and cost-saving generic pharmaceuticals. Novartis is the only global company with leading positions in these areas. In 2015, the Group achieved net sales of USD 49.4 billion, while R&D throughout the Group amounted to approximately USD 8.9 billion (USD 8.7 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 118,000 full-time-equivalent associates. Novartis products are available in more than 180 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
January 25, 2017	Fourth quarter and full year results 2016, including R&D Update, Basel, Switzerland, with live video webcast
February 28, 2017	Annual General Meeting
April 25, 2017	First quarter results 2017
May 30-31, 2017	Meet Novartis Management investor event in Boston, MA
July 18, 2017	Second quarter results 2017
October 24, 2017	Third quarter results 2017